Benjamin Gurfinkel

Financial Statements

For the fiscal year ended April 30, 2023 and 2024


Benjamin Gurfinkel
Balance Sheet
As of April 30, 2023


	Apr 30, 23
ASSETS	
Current Assets	
Checking/Savings	
Cash Expenses	-8,460.00
Total Checking/Savings	-8,460.00
Total Current Assets	-8,460.00
TOTAL ASSETS	**-8,460.00**
LIABILITIES & EQUITY	
Equity	
Net Income	-8,460.00
Total Equity	-8,460.00
TOTAL LIABILITIES & EQUITY	**-8,460.00**

Benjamin Gurfinkel
Balance Sheet
As of April 30, 2024

	Apr 30, 24
ASSETS	
Current Assets	
Checking/Savings	
Cash Expenses	-17,226.00
Total Checking/Savings	-17,226.00
Total Current Assets	-17,226.00
TOTAL ASSETS	**-17,226.00**
LIABILITIES & EQUITY	
Equity	
Owners Equity	-8,460.00
Net Income	-8,766.00
Total Equity	-17,226.00
TOTAL LIABILITIES & EQUITY	**-17,226.00**

Benjamin Gurfinkel
Profit & Loss
May 2022 through April 2023

	May 1, 2022 - Apr 30, 2023
Ordinary Income/Expense	
Expense	
Boat Insurance	2,938.00
Boat Maintenance	600.00
Boat Registration	120.00
Boat Storage	3,600.00
Truck Insurance	709.00
Truck Operation	360.00
Truck Registration	133.00
Total Expense	8,460.00
Net Ordinary Income	-8,460.00
Net Income	**-8,460.00**

Benjamin Gurfinkel
Profit & Loss
May 2023 through April 2024

	May 1 2023 - April 30, 2024
Ordinary Income/Expense	
Expense	
Boat Insurance	3,264.00
Boat Maintenance	535.00
Boat Registration	120.00
Boat Storage	3,600.00
Truck Insurance	754.00
Truck Operation	360.00
Truck Registration	133.00
Total Expense	8,766.00
Net Ordinary Income	-8,766.00
Net Income	**-8,766.00**

Benjamin Gurfinkel

Statement of Cash Flows

May 1, 2022 through April 30, 2023

	May 1, 2022 - April 30, 2023
OPERATING ACTIVITIES	
Net Income	-8,460.00
Net cash provided by Operating Activities	-8,460.00
Net cash increase for period	-8,460.00
Cash at end of period	**-8,460.00**

Benjamin Gurfinkel
Statement of Cash Flows
May 1, 2023 through April 30, 2024

	May 1, 2023 - April 30, 2024
OPERATING ACTIVITIES	
Net Income	-8,766.00
Net cash provided by Operating Activities	-8,766.00
Net cash increase for period	-8,766.00
Cash at beginning of period	-8,460.00
Cash at end of period	**-17,226.00**

Benjamin Gurfinkel
Notes to the Financial Statements
For the fiscal year ended April 30, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Benjamin Gurfinkel is the CEO of EcoSave Technologies Inc. Prior to the formation of EcoSave Technologies Inc in May 2024, Mr. Gurfinkel developed and patented the EST CORE technology as a sole proprietorship. The EST CORE technology is now being developed and sold by EcoSave Technologies Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Benjamin Gurfinkel prepares his financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against Benjamin Gurfinkel. Further, Benjamin Gurfinkel is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

Benjamin Gurfinkel has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures per the definitions and requirements of ASC Section 855-10, Subsequent Events.